THE LINDE GROUP

RH 18.3.2014

Convenience Translation

Version 1 January 2014
State 13 March 2014

EMPLOYMENT AGREEMENT

Between Linde Aktiengesellschaft
- hereinafter, "Company" -

represented by the Supervisory Board,

and

Mr. / Ms. XXX, born on XXX
- hereinafter, "Contractual Partner" -

the following Agreement has been concluded:

§ 1

1) The Contractual Party has been duly appointed as member of the Executive Board pursuant to the Supervisory Board Resolution dated ...... for the period from ...... until ......

2) The Contractual Partner is together with the other Executive Board members jointly responsible for the overall management of the Company. His rights and duties as duly appointed Executive Board member of the Company are contained in the law, the articles of association, the rules of procedure of the Executive Board and the Supervisory Board of the Company, the resolutions of the Supervisory Board and the recommendations of the German Corporate Governance Code (*Deutscher Corporate Governance Kodex*), to the extent that no resolution has been passed concerning the non-compliance with such code. The job description is incorporated into this Agreement.

3) The Contractual Partner shall represent the Company jointly with another Executive Board Member or a person having general signing power (*Prokurist*). /R

§ 2

1) The Contractual Partner has a duty to act in the best interest of the Company. He shall devote his work efforts solely to the Company and shall uphold and promote its interests to the best of his ability. In making decisions, he may not pursue personal interests and take personal advantage of business opportunities to which the Company is entitled.

2) Upon appointment of the Contractual Partner at the Company it is not permitted that he operates additional businesses for himself or on account of others nor that he holds participations in other companies except as for the purposes of a private financial investment. A participation shall be deemed to be a private financial investment if it does not entitle the Contractual Partner to influence the bodies of the company in which the Contractual Partner holds the participation.

3) The Contractual Partner may not in connection with his employment demand or accept for himself or for third persons gifts or other benefits or grant undue advantages to third persons.

4) The Contractual Partner may only accept office on supervisory boards or advisory boards in other companies as well as ancillary jobs upon approval of the Supervisory Board of the Company.

5) The Contractual Partner has a duty to keep confidential all confidential information and secrets of the Company and any of its affiliated companies. This duty shall continue to be in effect after termination of this Employment Agreement.

6) The Contractual Partner is obliged, also after termination of the Employment Agreement, to assist, at any time, (disclosing his entire knowledge and handing over all documents, including those in electronic form, which he has in his possession) in clarifying completely those issues in the clarification of which the Company or any of its affiliated companies has a legitimate interest, and to participate in the corresponding internal and external interviews and procedures.

7) The Contractual Partner shall promptly inform the Company in writing concerning the purchase or sale of Company shares or purchase or sale options thereof according to Section 15a para. 1 of the German Securities Trading Act (*WpHG*). This also applies to similar transactions by persons closely connected to the Contractual Partner. Further, the Contractual Partner shall give the Company written notice of any ownership of shares in the Company including any financial instruments related thereto if such ownership, directly or indirectly together with that belonging to closely related persons, equals more than 1 percent of the shares issued by the Company. /RT

§ 3

For the performance of his duties, the Contractual Partner shall receive compensation in accordance with the following provisions.

1) The Contractual Partner shall receive a fixed gross salary of Euro .... (in words: Euro ....) (base remuneration) which is paid monthly in arrears in twelve equal instalments.

2) Furthermore, the Contractual Partner shall receive an annual variable remuneration consisting of a ROCE-based component plus a component based on operating margin, both multiplied by an individual performance multiplier.
   a) If, in a given fiscal year, the return on capital employed (ROCE) of the Linde Group reaches or exceeds a certain performance hurdle as determined in each case by the Supervisory Board prior to or at the beginning of the relevant fiscal year, the Contractual Partner shall receive a gross amount of Euro .... (in words: Euro ....) for each 0.1 percentage point of ROCE achieved by the Linde Group (ROCE-based Component).

   b) Upon reaching certain performance hurdles determined in each case by the Supervisory Board prior to or at the beginning of the relevant fiscal year which may relate in particular to the operating margin of the Linde Group or of the segment for which the Contractual Partner is responsible (and the orders received by the Linde Engineering Division), the Contractual Partner shall receive a gross amount of Euro .... (in words: Euro ....) for each 0.1 percentage point of operating margin achieved by the Linde Group or, if so determined by the Supervisory Board, by the segment for which the Contractual Partner is responsible (Operating Margin-based Component). The Supervisory Board may determine prior to or at the beginning of the fiscal year that, depending on the degree to which performance hurdles are reached, only a part of the operating margin achieved is included in the calculation of the remuneration.

   c) The sum of the ROCE-based Component pursuant to lit. a) above and the Operating Margin-based Component pursuant to lit. b) above is multiplied by an individual performance multiplier which ranges between 0.8 and 1.2 and which is determined by the Supervisory Board in its equitable discretion; the result constitutes the total amount of the annual variable remuneration.

   d) 60% of the total amount of the annual variable remuneration pursuant to lit. a) through c) above will be paid in cash and without any further obligation of the Contractual Partner (Cash Component). However, this Cash Component must not exceed 250% of the base remuneration set forth in (1) above. 40% of the total amount of the annual variable remuneration pursuant to lit. a) through c) above will also be paid in cash together with the Cash Component but must be reinvested in shares of the Company pursuant to the provisions of the following lit. e) (Deferral Component). The Deferral Component shall not exceed a maximum amount of 165% of the base remuneration set forth in (1) above.The Cash Component and the Deferral Component shall be due for

(R.

payment together with the payment of the base remuneration for the month of April of the relevant year.

e) Pursuant to this lit. e) the Contractual Partner is obliged to invest the net amount of the Deferral Component in shares of the Company and to keep those shares at least for four years.

(i) The net amount of the Deferral Component will be determined with 50% flat of the gross amount of the Deferral Component.

(ii) The Contractual Partner is obliged to acquire shares of the Company in the amount of the net value of the Deferral Component on the capital market (Deferral shares) and to have those shares booked on a separate custody account free of the rights of any third parties. A transfer of shares onto the separate custody account the Contractual Partner has already on stock is not allowed. Deferral shares may not be used as self investment shares in order to participate in the LTI programme pursuant to § 3 (4).

(iii) The Contractual Partner is obliged to keep those Deferral shares for a time period of at least four (4) years from the time when they are booked on the separate custody account (vesting period) and up to this particular time the Contractual Partner may not sell, transfer or otherwise charge those Deferral shares. Within the vesting period the Deferral shares are entitled to dividend. The dividend will be paid to the Contractual Partner.

(iv) On demand, the Contractual Partner is obliged to inform the Company on the purchase and the sale of Deferral shares after expiry of the vesting period and to provide appropriate proof (especially custody account statements). The Company is herewith authorized by the Contractual Partner to agree with the custodian bank to allow the Company to look at the separate custody account and the custodian bank will provide additional information as and when required to the Company.

(v) The Company reserves the right to specify the payment of the Deferral Component and the technical execution of the acquisition of the Deferral shares. In this respect the Company in particular may determine:
- a date until when Deferral shares must be acquired at the latest
- a bank where the custody account must be kept
- measures to prohibit unjustified directions
- the payment of the Deferral Component directly to a bank with the proviso to acquire shares for the Contractual Partner, to book those shares on a separate custody account and to administer those shares.

(vi) The Contractual Partner is prohibited from entering into hedging or offsetting transactions by which the price risk associated with the Deferral shares is hedged

/RL

economically in whole or in part, as well as from granting sub-participations or trusts on the Deferral shares.

f) The details regarding the annual variable remuneration, in particular, the definition and calculation of the ROCE and the operating margin shall be determined by the Supervisory Board at its equitable discretion. The Supervisory Board shall in particular determine at its equitable discretion:

(i) the adjustment for exceptional effects shown in the audited individual and/or consolidated financial statements or the respective management reports of the Company in the calculation of the annual variable remuneration;

(ii) the treatment of the effects which material capital expenditure or acquisition projects with a significant time-lag between the capital requirements and the return have on the key performance indicators, in particular the ROCE; the decision regarding the treatment of these effects is taken in advance.

g) The Supervisory Board reviews regularly the amount, parameters, performance hurdles, performance multipliers (including their bandwidth) and other aspects of the annual variable remuneration and adjusts these in its equitable discretion with effect for the future in order to prevent or resolve potential distortions (resulting for example from a strategic reorientation of fields of business, a generally changed economic situation, a change of the fiscal year of Linde AG, changes in the accounting standards or in the definitions of the key performance indicators used).

h) Insofar as extraordinary developments lead to an unforeseen increase of the value of the Deferral shares at the time of the expiry of the vesting period which is not resulting from a performance of the Contractual Partner, in order to balance the Supervisory Board reserves the possibility to reduce the amount of the Cash and / or Deferral Component resulting from lit a) trough d) in following years adequately. Rights on the Deferral shares already acquired remain unaffected.

3) If the employment begins or ends during a fiscal year the base remuneration and the annual variable remuneration are paid *pro rata temporis*.

4) The Company also plans to allow the Executive Board members to participate in the Company's success through a risk-based compensation program with a long-term incentive impact (Long-Term Incentive/LTI Program). The Contractual Partner will have the possibility to participate in the LTI Program. The Company is in particular entitled to determine binding own investments of the Contractual Partner in connection with the LTI Program.

5) The remuneration system and the remuneration of the Contractual Partner according to 1) through 4) above shall be reviewed by the Supervisory Board at regular intervals and, if necessary, shall be amended. The interval for review shall be no longer than three years. Upon review, in addition to the work and duties of the Contractual Partner, the following will be taken into consideration: the size and international presence of the Company, its economic

/RL

and financial position, the success and the future prospects of the Company and the group business unit supervised by the Contractual Partner, the general income development in German industry, how customary the remuneration is when measured against its international peer group and the remuneration structure that applies to other areas of the Company, and here particularly the relationship between the compensation of the Executive Board and that of the senior management and the staff overall also in terms of its development over time, as well as the incentive effect of the remuneration. Sec. 87 (2) of the German Companies Act (*AktG*) remains unaffected.

6) The Supervisory Board shall be entitled to grant to the Contractual Partner a special remuneration for extraordinary performance. The decision is taken by the Supervisory Board at its free discretion. The special remuneration is limited to an amount, which in total with the Cash Component and the Deferral Component for the relevant financial year does not exceed the ceiling for the total amount of the annual variable remuneration, i. e. the total amount of the ceiling of the Cash Component and the Deferral Component pursuant to § 3 (2) lit. d.

7) The payments made to the Contractual Partner as defined in this §3 are also deemed as compensation for all functions and tasks that the Contractual Partner performs for companies that are affiliated with the company as described in Section 15 of the German Companies Act (*AktG*) (e.g. in boards of directors, supervisory boards, advisory boards, administrative boards etc.). In the event the Contractual Partner receives additional income directly by the above mentioned affiliated companies, such income shall be deducted from the bonus payments or the Contractual Partner reimburses such income to the Company. In the event the Contractual Partner receives payments or considerations by affiliated companies in currencies other than in Euro, such payment or considerations shall be treated in the aforesaid manner on the basis of the respective exchange rate on the day of payment.

8) The Contractual Partner agrees to the disclosure of his individual payments in the Notes to the Annual/Group Financial Statements according to the regulation of the German Commercial Code (*HGB*).

§ 4

1) In the event of temporary work disability, the Company shall continue to make payments set out in §3 up to a period of six months, but no longer than the expiration of the Employment Agreement.

2) If the Contractual Partner ceases to be employed by the Company during the term of this Agreement due to death or work disability, he or his heirs shall be entitled to the salary pursuant to §3(1) for the month in which the employment Agreement is terminated as well as for the six following months. In addition, he or his heirs shall be entitled to a prorated amount of the annual variable remuneration (§3(2)) reflecting that part of the year in which the Contractual Partner discharged his duties. In this case, 100% of the annual variable remuneration will be paid in cash (taking into account the maximum amounts pursuant to §3(2) lit. d)) and without the further obligation pursuant to § 3 (2) lit. e). / Rr

3) The Contractual Partner shall undergo a thorough physical examination at regular intervals, usually once annually, at the expense of the Company.

§ 5

1) Reasonable expenses for travel, food, and miscellaneous expenditures, incurred in the interest of the Company shall be reimbursed to the Contractual Partner according to the Company's Travel Expenses Guidelines, as amended from time to time.

2) The Company shall insure the Contractual Partner until expiration of his office as an Executive Board Member against accidents.

The coverage currently amounts to

for the event of death	1.1 Mio. Euro,
for the event of disability	1.6 Mio. Euro.

The insurance premium shall be taxed as a fringe benefit in accordance with applicable laws.

3) The Company has entered into a D&O damage-liability insurance for company managers. As of 1 January 2010 in the event of an insurance case, the Contractual Partner shall be liable for a deductible in the sense of Section 93 para. 2 sentence 3 of the German Companies Act (AktG).

4) The Company shall provide the Contractual Partner an appropriate company car for work and private use according to the terms of the Company Car Regulation until the termination of his appointment as an Executive Board Member. Prior to the purchase/lease of the company car, model and features of the company car shall be agreed with the chairman of the Supervisory Board. The Company Car Regulation is incorporated into this Agreement.

§ 6

1) The Contractual Partner is entitled to an annual vacation of 30 working days, which shall be taken in different parts. The time of the vacation and accessibility of the Contractual Partner shall be agreed with the Chairman of the Executive Board/Chairman of the Supervisory Board (and shall be communicated through him to the Chairman of the Supervisory Board).

2) If the Contractual Partner does not use his vacation days for reasons relating to work or to his person by the end of the calendar year, the vacation shall be transferred into the following year. Entitlement to vacation shall cease to exist upon expiration of June 30 of the following calendar year. / ZH

§ 7

1) The term of the Employment Agreement shall equal the term of appointment as a Executive Board member by the Supervisory Board, i.e. from ..... until .....

2) The Employment Agreement shall be renewed automatically for a term equalling the term for which the Contractual Partner was appointed by the Supervisory Board as Executive Board Member. Reappointment shall only be made until expiration of the calendar quarter in which the Contractual Partner reaches the age of 65 years.

3) In the event that the appointment of the Contractual Partner as a member of the Executive Board of the Company ends prior to the end of his appointment period, the Employment Agreement shall – after expiry of the notice period set out in Section 622 of the German Civil Code (*BGB*) – also end without explicit notice of termination and irrespective of the existence of a termination right of the Company according to Section 626 of the German Civil Code. In this event, the Contractual Partner is entitled to a settlement payment according to §14(1) subject to the requirements set out therein.

4) Upon a takeover of the Company, the Employment Agreement may also be terminated under certain conditions. Specific terms including the compensation to which the Contractual Partner is entitled are stipulated in the Agreement concerning "Protection in the event of a Takeover" which is incorporated into this Agreement.

§ 8

1) The Contractual Partner shall, upon request, or, without request upon the end of his office as Executive Board member, promptly hand over to the Company completely and unconditionally all materials, documents, drawings and drafts, including his own notes of a business nature, which relate to his business activity (together the "business documents") as well as media on which business documents are stored. Business documents in electronic form which are located on the private computers of the Contractual Partner are to be delivered to the Company on a data carrier and shall be deleted forthwith on all private computers. This claim for return, in respect of which no rights of retention exist, shall apply also in respect of any legal successors of the Contractual Partner.

2) Upon the end of his position as Executive Board member, the Contractual Partner shall delete all personal e-mails (including attachments), other personal files/data known to the Contractual Partner and stored on the Company's storage media, as well as any personal voice recordings, e.g. on the Company's mailbox systems or on the business cell phone's mailbox (hereinafter collectively referred to as the "personal data"). If any personal data have not been deleted or additional personal data are received by the Company after the end of the Contractual Partner's employment, whether deliberately or otherwise, **the Contractual Partner hereby agrees** that the Company may inspect (or, in the case of voice records, listen to) these personal data and may delete them if it has come to the conclusion that they constitute personal data rather than business data.

/RL

3) [Upon request, the Contractual Partner, after having left the Company, shall be granted access to any returned and other documents of the Company available at the Company (including electronically stored documents) to the extent that this is required for the legal defence in connection with his former position as Executive Board member. The access shall be granted in an orderly manner; the Company shall provide the technical assistance necessary for the access (e.g. provide for legibility of files). The Contractual Partner may use documents made available to him under this clause and the information contained therein exclusively for the purposes of his legal defence in proceedings in and/or out of court; the existing statutory and contractual confidentiality and secrecy obligations shall remain unaffected thereby. The Company may request from the Contractual Partner, at any time, information regarding the subject matter and status of the relevant proceedings.]

§ 9

The Contractual Partner agrees to give the Company prompt notice of his technical or organisational inventions, discoveries, as well as improvements, in the working areas of the Company, understood in the broadest sense, and shall provide the Company with any rights related thereto. To the extent intellectual property rights are granted for such inventions, these rights shall be automatically transferred to the Company. The Company shall obtain such rights at no costs and shall not owe any consideration for such.

[§ 10

1) The Company will process and use personal data of the Contractual Partner which are closely related to his employment relationship and mandate (such as the name, nationality, employment start date, salary) for the purposes of the employment relationship and, unless legitimate interests of the Contractual Partner prevail, also in connection with other justified interests of the Company. The personal data shall be stored in a separate database to which only a very limited group of selected employees of the Company has access. They may be made available for the above specified purposes and in accordance with the principle of proportionality also to employees of the Company and its affiliated companies within and outside the European Union. The Company reserves the right to retain professional processors for the processing of such data. Upon request of the Contractual Partner, he shall have the opportunity to inspect his data stored.

[2) To protect the Company against serious damage, in particular, in the case of suspicion of criminal activity, compliance violations or violations under competition law, or for the purpose of assessing and asserting claims under civil law against third parties or board members of the Company, it may become necessary in the individual case to search and analyse data (including e-mails) on the computers of the Company used by the Contractual Partner, and to use the outcome vis-à-vis the Supervisory Board or before a court, or to make the outcome available to government authorities investigating the accusations. The necessity of a search and analysis may also extend to e-mails which are stored on the e-mail inbox server of the

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Company. To the extent that e-mails which are yet stored on the inbox server are to be accessed, the Company will first create a copy of these e-mails on a separate hard disk and will only search these copies, provided that – to the extent possible – obviously personal files shall be excluded from the search. Measures taken pursuant to this sub-paragraph shall be coordinated in advance with the competent data protection officer of the Company and notified to the Contractual Partner prior to, or immediately after, the search.]

The Contractual Partner hereby grants to the Company his consent to the aforementioned measures on a voluntary basis and may revoke this consent at any time effective for the future.]

§ 11

1) For a period of two years after termination of the employment at the Company, the Contractual Partner agrees without the prior written consent of the Company neither to accept employment at, nor directly or indirectly own an interest in, nor assist a competitive company in any form. For these purposes, a competitive company shall be deemed .... (dependent on area of responsibility)

2) For compliance with this competition restriction the Company shall pay the Contractual Partner for a period of two years a compensation in the amount of 50 % of the base remuneration pursuant to §3(1) of this Agreement. The compensation shall be paid in arrears in monthly instalments.

3) If the contract is terminated due to breach of contract by the Contractual Partner, the Supervisory Board shall in its free discretion decide whether and in what amount the Contractual Partner shall receive a compensation. If the contract is terminated due to a reason for which the Contractual Partner is not responsible, the Supervisory Board shall agree to a amicable rescission of the competition restriction, unless in a specific case significant interests of the Company would prevent such.

4) The offset of any other income against the compensation is governed by Section 74(c) of the German Commercial Code. Other income resulting from activities in Supervisory or Advisory Boards, shall not be offset within the meaning of Sentence 1 above. Pension payments pursuant to § 13 shall be fully offset against the compensation.

5) Upon breach of the competition restriction, the Company is entitled to claim liquidated damages in the amount of Euro .... (in words: Euros ....) without the requirement of a proof of damages resulting from the breach of the competition restriction, provided that the liquidated damages may be claimed in addition to the statutory damage claims and alternatively instead of the claim for performance.

6) The Company may waive its claim to the competition restriction by written notice before or concurrently with the termination of the Employment Agreement with the consequence that the duty to pay compensation shall cease to exist beginning six months following such notice. If the Employment Agreement expires upon or after completion of 62 years of age or is

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terminated by the Company for cause, the Company shall immediately be released from the duty to pay compensation, provided that the Company waived its claims to the competition restriction before or concurrently with the termination of the Employment Agreement.

§ 12

The Contractual Partner agrees upon termination of his office as Executive Board member of the Company to immediately resign from all functions held in bodies of Company subsidiaries.

§ 13

1) The Company pays annual contributions in the amount of 45% of the base remuneration pursuant to §3(1) hereof to a defined contribution pension scheme based on the Linde pension plan for members of the Executive Board.

2) [The specifics of the Linde pension plan for members of the Executive Board are governed by [•].]

§ 14

If the Employment Agreement of the Contractual Partner is terminated before the agreed term of the Agreement, and if such termination is not based on grounds allowing the Company to terminate the Employment Agreement for cause within the meaning of Section 626 of the German Civil Code, the Contractual Partner shall receive a settlement payment in accordance with the following provisions:

1) The settlement payment amounts to two annual compensations (as defined in para. 2) below). If the remaining term of the Employment Agreement is less than two years, the settlement payment shall be calculated on a pro rata basis.

2) For the purposes of such settlement payment the amount of the annual compensation shall be calculated as the sum of the base remuneration pursuant to §3(1) and the Cash Component pursuant to §3 (2) lit. d) (taking into consideration the maximum amount for the Cash Component specified in § 3 (2) lit. d) excluding any benefits in kind and other additional payments for the last complete fiscal year before the termination of office of the Contractual Partner as a member of the Executive Board. In the event the annual compensation of the Contractual Partner in the current fiscal year in which the termination of office takes place is expected to be significantly higher or lower than the annual compensation for the last complete fiscal year, the Supervisory Board will decide in its free discretion upon an adjustment of the amount to be defined as annual compensation.

/Rr

§ 15

1) Place of performance is the registered office of the Company. The registered office of the Company shall be the venue in the case of Section 38 para 3 No. 2 of the German Code of Civil Procedure (*ZPO*), i.e. especially in case the Contractual Partner is domiciled outside Germany.

2) Amendments and supplements to this Agreement must be in writing. There are no present or future oral collateral agreements.

3) If specific provisions of this Agreement are or become legally invalid, the remaining provisions of this Agreement shall not be affected. The parties agree to replace any invalid provision with a valid provision which most closely reflects the commercial intent of the parties. As long as such a provision has not been stipulated, the invalid provision, to the extent possible, is to be interpreted so that the intended commercial intent is achieved to the largest extent possible.

4) This Agreement shall replace any previous agreements which are therefore no longer valid.

5) This Agreement is solely subject to the laws of the German Federal Republic.

6) There are three original copies of this Agreement. The chairman of the Supervisory Board, the Contractual Partner, and the Company each shall receive one copy.

....	....
City, Date	City, Date
....	....
Chairman of the Supervisory Board of Linde Aktiengesellschaft	Contractual Partner

<u>Enclosure</u>:
Agreement concerning "Protection in the event of a Takeover"
Job description
Company Car Regulation

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